 e
Exhibit 99.1

FOR IMMEDIATE RELEASE

US Telecom Service Provider Selects Silicom
to Build New Edge Networking Product

- Initial Orders Total ~$5M -

KFAR SAVA, Israel – May 15, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has been selected to develop an innovative Edge Networking product by a leading US-based provider of enterprise telecommunications services. The product’s unique feature set will make it possible for the customer to offer advanced new features, while simultaneously reducing its internal overhead.

The customer has already placed initial orders totaling approximately $5 million. Delivery of products will commence following successful completion of the development and testing processes, which are expected to be carried out by the end of 2023. The customer has indicated that orders will scale up over the next several years as the product enters mass deployment.

“We are gratified that this service provider has turned to us to develop and build this next-generation Edge Networking product, and extremely excited about the potential of the new use case it brings to market,” commented Liron Eizenman, Silicom’s CEO. “Besides substantial long-term sales to this particular customer, we believe it will prove useful for a wide range of customers, adding to the already-strong momentum that is building around our Edge product lines.”

Mr. Eizenman continued, “This confirms, once again, our strategic decision to focus on the Edge market as a primary growth driver. It also demonstrates the value of the ‘full service’ model we have built for the Edge Networking market, including innovative, best-in-class products based on deep networking, 5G and LTE expertise, rapid development and customization capabilities, a partnership approach and uncompromising total support.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com